UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            S & K FAMOUS BRANDS, INC.
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    783774102
                                    ---------
                                 (CUSIP Number)

                                Donald W. Colbert
                          c/o S & K Famous Brands, Inc.
                                 P. O. Box 31800
                             Richmond, VA 23294-1800
                            Tel. No.: (804) 346-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  March 8, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 783774102

1.       Name of Reporting Person

                  Donald W. Colbert

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)   [ ]
                  (b)   [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (See instructions)
                  SC, PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  7.      SOLE VOTING POWER
NUMBER OF                 136,220 (includes 65,940 shares which he has the right
SHARES                    to acquire within 60 days)
BENEFICIALLY      8.      SHARED VOTING POWER
OWNED BY                  0
EACH              9.      SOLE DISPOSITIVE POWER
REPORTING                 136,220 (includes 65,940 shares which he has the right
OFFICER                   to acquire within 60 days)
                 10.      SHARED DISPOSITIVE POWER
                          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     136,220 (includes 65,940 shares which he has the right to acquire within 60 days)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.3%

14.      TYPE OF REPORTING PERSON (See Instructions)
                  IN

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
                         ORIGINAL REPORT ON SCHEDULE 13D

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $0.50 per share (the "Common Stock") of S & K Famous Brands, Inc. (the "Company"), a Virginia corporation, which has its principal executive offices at 11100 West Broad Street, P. O. Box 31800, Richmond, Virginia 23294-1800.

Item 2.  Identity and Background

         (a)          This statement is being filed on behalf of Donald W.
                      Colbert.

         (b) Mr. Colbert's business address is c/o S&K Famous Brands, Inc., 11100 West Broad Street, P. O. Box 31800, Richmond, VA 23294-1800

         (c) Mr. Colbert is Vice Chairman and Chief Operating Officer of the Company which is a retail company engaged in the sale of men's tailored clothing, furnishings, sportswear and accessories through stores trading as S&K Famous Brand Menswear.

         (d) and (e)  During the last five years, Mr. Colbert has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)          Mr. Colbert is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Considerations

         On March 8, 1999, Mr. Colbert purchased 48,058 shares of Common Stock at a market price of $8.53 per share utilizing a loan, in the principal amount of $409,995, awarded to him pursuant to the Company's 1995 Stock Purchase Loan Plan. Previously, on May 17, 1995, Mr. Colbert had acquired 53,142 shares of Common Stock at a market price of $7.00 per share utilizing a loan awarded under the same plan in the principal amount of $371,994. Mr. Colbert purchased his remaining holdings of Common Stock in the open market or by exercise of stock options granted to him by the Company, in each case utilizing his personal funds to pay the purchase price.

         Under the terms of the loan programs approved by the Compensation Committee of the Company's Board of Directors pursuant to the 1995 Stock Purchase Loan Plan, each of the loans made to a plan participant, including those made to Mr. Colbert, has a term of seven years but becomes due and payable up to one year following a termination of the participant's employment. The loans may be prepaid without penalty at any time and are subject to mandatory repayments equal to a specified percentage of any net annual cash bonus paid to him. The loans bear interest, compounded annually, at a rate equal to the Applicable Federal Rate rounded upward to the nearest 0.25% and adjusted annually. The loan is secured by a pledge to the Company of the shares of Common Stock acquired with the loan proceeds. The shares are subject to additional restrictions on transfer which lapse as to one-third of the shares on each of the second, third and fifth anniversaries of the date of the loan. These restrictions do not apply to certain transfers such as those to family members for tax or estate planning purposes. All or a portion of the interest accruing on the loans is subject to forgiveness based on the Company's achievement of performance goals established annually by the Compensation Committee. Up to 25% of the principal amount of the loans may be forgiven dependent upon the participant's continued employment with the Company through the seventh anniversary of the loan and retention of the shares acquired with the


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

         loan proceeds. On March 26, 2002, the Company's Compensation Committee and Board of Directors approved amendments to the terms of the loans made in 1995 (i) to permit officers, including Mr. Colbert, to surrender shares of Common Stock to the Company in satisfaction of the loans and (ii) to extend the due date for payment of the loans to May 31, 2002. In May, 2002, Mr. Colbert repaid his 1995 loan in full.

         65,940 shares are unexercised options granted under the Company's Stock Incentive Plan on or prior to September 19, 2000.

Item 4.  Purpose of Transaction

         Mr. Colbert has been the Vice Chairman of the Company since March 2002 and Chief Operating Officer and a Director of the Company since 1983. Mr. Colbert was President of the Company from 1983 through March 2002. As Vice Chairman and Chief Operating Officer, Mr. Colbert regularly explores actions and transactions that may be advantageous to the company, including but not limited to possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of S&K Famous Brands. Mr. Colbert has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4 and the ownership of his shares is held as an investment.

Item 5.  Interest in Securities of the Issuer

(a) Mr. Colbert is the current beneficial owner of 136,220 shares (5.3%) of Common Stock, of which 65,940 shares of Common Stock are issuable upon exercise of options which are currently exercisable. Please see 5(c) below for further information regarding Mr. Colbert's ownership since March 8, 1999.

(b) Of such 136,220 shares, Mr. Colbert is the direct beneficial owner and has sole voting and dispositive power. Please see 5(c) below for further information regarding Mr. Colbert's ownership since March 8, 1999. Mr. Colbert was the direct beneficial owner and had sole voting and dispositive power with respect to all of the shares held by him at any time since March 8, 1999.

(c) The following is a list of Mr. Colbert's transactions in the Company's Common Stock during the period beginning 60 days prior to his becoming the beneficiary of more than 5% of the Common Stock to date.

                                                                                              Number of
                                                                                                Shares
                                                                                             Beneficially
Date of Event                                     Number of Shares                            Owned after     Percentage of
      or                                            Acquired or                                Event or        Outstanding
 Transaction     Type of Event or Transaction       Disposed of         Price per Share       Transaction      Common Stock
--------------- ------------------------------- --------------------- --------------------- ---------------- -----------------
1/16/99         Option Received March 17,       8,000 Acquired        Option Exercise           229,242            4.6%
                1997 becomes exercisable in                           Price $9.625
                60 days

3/8/99          Open Market Purchase            48,058 Acquired       $8.53125 per share        277,300            5.6%



                                       4

                                                                                              Number of
                                                                                                Shares
                                                                                             Beneficially
Date of Event                                     Number of Shares                            Owned after     Percentage of
      or                                            Acquired or                                Event or        Outstanding
 Transaction     Type of Event or Transaction       Disposed of         Price per Share       Transaction      Common Stock
--------------- ------------------------------- --------------------- --------------------- ---------------- -----------------

7/6/99          Option Received September 4,    4,600 Acquired        Option Exercise           281,900            5.9%
                1998 becomes exercisable in                           Price $11.9375
                60 days

1/16/00         Option Received March 17,       8,000 Acquired        Option Exercise           289,900            6.1%
                1997 becomes exercisable in                           Price $9.625
                60 days

7/6/00          Option Received September 4,    4,600 Acquired        Option Exercise           294,500            6.2%
                1998 becomes exercisable                              Price $11.9375
                within 60 days

7/26/00         Option Received September 24,   5,140 Acquired        Option Exercise           299,640            6.3%
                1999 becomes exercisable                              Price $8.40625
                within 60 days

7/6/01          Option Received September 4,    4,600 Acquired        Option Exercise           304,240            7.3%
                1998 becomes exercisable                              Price $11.9375
                within 60 days

7/21/01         Option Received September 19,   4,060 Acquired        Option Exercise           308,300            7.4%
                2000 becomes exercisable                              Price $7.375
                within 60 days

7/26/01         Option Received September 24,   5,140 Acquired        Option Exercise           313,440            7.5%
                1999 becomes exercisable                              Price $8.40625
                within 60 days

8/24/01         Option Received August 24,      16,000 Disposed of                              297,440            7.1%
                1993 expires unexercised

4/15/02         Cashless Exercise of Options    80,200 Acquired       Option Exercise           237,312            5.8%
                Received October 20, 1992,      (and 60,128           Price $7.6875,
                August 25, 1994 and May 17,     disposed of through   $9.00 and $8.3125,
                1995                            cashless exercise)    respectively
                                                                      (Sale price of
                                                                      $11.16 per share)

4/26/02         Sale to the Company in Tender   114,892 Disposed of   $11.00 per share          122,420            4.8%
                Offer

7/6/02          Option Received September 4,    4,600 Acquired        Option Exercise           127,020            4.9%
                1998 becomes exercisable                              Price $11.9375
                within 60 days

7/21/02         Option Received September 19,   4,060 Acquired        Option Exercise           131,080            5.1%
                2000 becomes exercisable                              Price $7.375
                within 60 days

7/26/02         Option Received September 24,   5,140 Acquired        Option Exercise           136,220            5.3%
                1999 becomes exercisable                              Price $8.40625
                within 60 days

(d)      Not applicable.

(e) On April 26, 2002, Mr. Colbert ceased to be a 5% beneficial owner. On July 21, 2002, Mr. Colbert again became a 5% beneficial owner.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 3 for a description of the Company's 1995 Stock Purchase Loan Plan.

Item 7.  Material to Be Filed as Exhibits

         1. 1995 Stock Purchase Loan Plan (incorporated by reference to Exhibit A to S&K Famous Brands' definitive proxy statement for the 1995 Annual Meeting of Shareholders as filed with the Securities & Exchange Commission on April 14, 1995).
         2. Loan and Stock Purchase Agreement between Donald W. Colbert and S&K Famous Brands, Inc. dated April 21, 1995 (filed herewith).
         3. Loan and Stock Purchase Agreement between Donald W. Colbert and S&K Famous Brands, Inc. dated March 8, 1999 (filed herewith).
         4. Promissory Note by Donald W. Colbert dated April 21, 1995 (filed herewith).
         5. Promissory Note by Donald W. Colbert dated March 8, 1999 (filed herewith).

                                    Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 30, 2002
                                     /s/ Donald W. Colbert
                                     ---------------------
                                     Name:    Donald W. Colbert
                                     Title:   Vice Chairman and Chief Operating
                                              Officer



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